Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Western Wind Energy Corp. (the “Issuer”)
1326 – 885 West Georgia Street
Vancouver, BC V6C 3E8

Item 2.	Date of Material Change

June 25, 2008

Item 3.	News Release

The Issuer disseminated a press release dated June 25, 2008 through Market News, Stockwatch and Canada News Wire.

Item 4.	Summary of Material Change

The Issuer announced that it has made a final payment of US$12,381,624 to Pacific Hydro Pty. Limited (“Pacific Hydro”) in repayment of the Mesa Acquisition Loan.

Item 5.	Full Description of Material Change

Pursuant to the terms of the settlement agreement (the “Settlement Agreement”) dated September 28, 2007 between the Issuer and Pacific Hydro as amended March 18, 2008, the Issuer has paid US$12,381,624 to Pacific Hydro in full satisfaction of the Mesa Acquisition Loan. As the Mesa Acquisition Loan was repaid by the deadline, June 24, 2008, there was a reduction of interest charged by Pacific Hydro, from LIBOR plus 6% to LIBOR plus 2.25% for the period from January 1, 2007 to the repayment date and a reduction of the loan principal by US$3,000,000 in accordance with the terms of the Settlement Agreement. The repayment of the Mesa Acquisition Loan was the last remaining obligation of the Issuer pursuant to the terms of the Settlement Agreement. As a result, the shares of Mesa Wind Power Corporation were released from escrow and returned to the Issuer. See the attached news release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

To obtain further information contact Jeffrey J. Ciachurski, the Chief Executive Officer of the Issuer, at 604-839-4192.

Item 9.	Date of Report

July 4, 2008